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                AZTECA HOLDINGS CLOSES THE EXCHANGE OFFER FOR ITS
                 EXISTING 10 1/2% SENIOR SECURED NOTES DUE 2003
                             EFFECTIVE MAY 13, 2003

FOR IMMEDIATE RELEASE
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         MEXICO  CITY,  MAY 14,  2003 -  Azteca  Holdings,  S.A.  de  C.V.,  the
controlling shareholder of TV Azteca, S.A. de C.V., one of the two largest producers of Spanish language television programming in the world, announced that May 13, 2003 was the official exchange date on which a total of US$80,082,000 of new 10 3/4% Senior Secured Amortizing Notes due 2008 were exchanged for an equal amount of 10 1/2% Senior Secured Notes due 2003. The exchanged 10 1/2% notes were then cancelled.

         The supplemental indenture amending the indenture governing the 10 1/2% notes was signed on May 12, 2003, and the amendments to the terms and conditions of the indenture governing the 10 1/2% notes became effective on that date.

         The exchange offer and consent solicitation were made pursuant to an Offering Memorandum and Consent Solicitation Statement dated March 3, 2003, as supplemented by the Supplement to the Offering Memorandum and Consent Solicitation dated April 25, 2003, and pursuant to the related Letter of Transmittal and Consent, which more fully set forth the terms and conditions of the exchange offer and consent solicitation.

         COMPANY PROFILE
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Azteca  Holdings,  S.A. de C.V. is a holding  company whose  principal  asset is
55.5% of the capital stock of TV Azteca, S.A. de C.V.

       TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca's affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing United States Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Azteca Holdings or TV Azteca are identified in Azteca Holdings' Form 20-F, TV Azteca's Form 20-F and other filings with the United States Securities and Exchange Commission. Azteca Holdings undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.